Ridgeway
Petroleum Corp.

02 DEC 18 AM 12:27

SUPPL

#82 - 1819

Monday, December 9, 2002

02060637

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our December 6, 2002 news release.

Yours truly,

RIDGEWAY PETROLEUM CORP.

Christiane Koeksal
Office Manager

dlw 12/23

Enclosure

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway Petroleum Corp.

NEWS RELEASE

RIDGEWAY ANNOUNCES RESULTS OF DRILLING STUDY

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, December 6, 2002 -- Ridgeway Petroleum Corp. ("Ridgeway") announced today that it has completed its review of a study prepared by Cambrian Management, Ltd. of Midland, Texas. Cambrian was retained by Ridgeway to conduct a review of past drilling and completion practices on the St. Johns Helium/CO_2 Project located in eastern Arizona and western New Mexico. The purpose of this review was to establish and recommend drilling and completion practices for future development of the Project.

This review is also a follow-up to a recommendation contained in the William M. Cobb Report dated May 1999. Cobb identified several important areas where additional work could potentially increase the attractiveness of the Project's economics. One such upside case could be achieved if more comprehensive reservoir testing and analysis were performed to isolate causal issues related to their observed wellbore flow restrictions. New drilling and completion procedures might then avoid the observed flow restrictions and possibly eliminate the need to fracture stimulate the wells

The Cambrian study concluded proper fluid selection and management while drilling/completing new wells was a necessity due to the nature of the reservoirs. It would offer two distinct advantages: avoidance of 1) pore plugging due to the clay types present in the formations and 2) creation of iron emulsions due to the high concentrations of iron. Methods to avoid the two problems were recommended along with a reduction in the amount of coring and testing that had been done previously. The successful implementation of these recommendations would dramatically reduce the well drilling and completion costs while providing significant increases in well productivity rates.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

With the recent announcement of continuing corporate progress, Ridgeway is not aware of any reason for the decline in the market price of its common shares.

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. CO_2 is critical to the Enhanced Oil Recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY ANNOUNCES RESULTS OF DRILLING STUDY

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, December 6, 2002 -- Ridgeway Petroleum Corp. ("Ridgeway") announced today that it has completed its review of a study prepared by Cambrian Management, Ltd. of Midland, Texas. Cambrian was retained by Ridgeway to conduct a review of past drilling and completion practices on the St. Johns Helium/CO_2 Project located in eastern Arizona and western New Mexico. The purpose of this review was to establish and recommend drilling and completion practices for future development of the Project.

This review is also a follow-up to a recommendation contained in the William M. Cobb Report dated May 1999. Cobb identified several important areas where additional work could potentially increase the attractiveness of the Project's economics. One such upside case could be achieved if more comprehensive reservoir testing and analysis were performed to isolate causal issues related to their observed wellbore flow restrictions. New drilling and completion procedures might then avoid the observed flow restrictions and possibly eliminate the need to fracture stimulate the wells

The Cambrian study concluded proper fluid selection and management while drilling/completing new wells was a necessity due to the nature of the reservoirs. It would offer two distinct advantages: avoidance of 1) pore plugging due to the clay types present in the formations and 2) creation of iron emulsions due to the high concentrations of iron. Methods to avoid the two problems were recommended along with a reduction in the amount of coring and testing that had been done previously. The successful implementation of these recommendations would dramatically reduce the well drilling and completion costs while providing significant increases in well productivity rates.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

With the recent announcement of continuing corporate progress, Ridgeway is not aware of any reason for the decline in the market price of its common shares.

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. CO_2 is critical to the Enhanced Oil Recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President